August 1, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attn: Jay Mumford

Re:	Advanced Analogic Technologies Incorporated
Registration Statement on Form S-1 (File No. 333-123798)

Dear Mr. Mumford:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Advanced Analogic Technologies Incorporated (the “Company”) hereby requests that the effectiveness of the above-captioned registration statement (the “Registration Statement”) be accelerated so that it becomes effective at 3:00 P.M. E.D.T. on Wednesday, August 3, 2005, or as soon thereafter as practicable. The undersigned confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the registration of the securities specified in the Registration Statement.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

The Company also acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

The Company further acknowledges that it may not assert the Commission’s action of declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Signature page follows)

Very truly yours, ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

By:	/s/ BRIAN R. MCDONALD
	Name:	Brian R. McDonald
	Title:	Chief Financial Officer, Vice President of Worldwide Finance and Secretary

cc:	Nasdaq Stock Market

(Signature page to request for acceleration of effectiveness)